David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

September 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

Sergio Chinos

Re:	Principia Biopharma Inc.

Registration Statement on Form S-1

Filed August 17, 2018

File No. 333-226922

Dear Mr. Chinos and Mr. Ingram:

On behalf of our client, Principia Biopharma Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2018 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 17, 2018. The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Form S-1 Filed August 17, 2018

Description of Capital Stock, page 156

1.

You disclose that there would have been an aggregate of 118,320,806 shares of common stock issued and outstanding as of June 30, 2018, after giving effect to the conversion of all outstanding preferred stock into shares of your common stock in connection with the completion of the offering. You further disclose on page F-30 that you had 118,122,471 shares of common stock issued and outstanding as of June 30, 2018 on a pro forma basis. Please advise or revise to correct this apparent discrepancy.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2018

Page Two

Response: The Company respectfully informs the Staff that it has revised the disclosure on page 158 of Amendment No. 1 to refer to the number of shares outstanding as of August 31, 2018.

Financial Statements for the Year Ended December 31, 2017

Note 13. Subsequent Events, page F-28

2.

Please enhance your disclosure here and on page F-52 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-29 and F-52 of Amendment No. 1.

Financial Statements for the Period Ended June 30, 2018

Condensed Consolidated Balance Sheets, page F-30

3.

You state on the face of your balance sheet that you had 118,122,471 shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018. You state elsewhere, such as on pages 62 and 65, that you had 149,686,121 shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018. Please help us understand why you have not reflected the 31,563,650 shares of common stock issuable upon conversion of your Series C convertible preferred stock within the number of shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018 in a consistent manner throughout the filing.

Response: In developing its disclosures, the Company considered the guidance offered in the SEC Practice Guide Financial Reporting Manual (“FRM”), specifically Sections 3430.2 and 3430.3, which states:

3430.2 If terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.

3430.3 If the conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), pro forma EPS for the latest year and interim period should be presented giving effect to the conversion (but not the offering).

In considering the above guidance, the Company presented pro forma financial information for the latest balance sheet and for the latest year and interim period to give effect to the automatic conversion of all convertible preferred stock that was outstanding at each respective period. Because the Series C convertible preferred stock was issued subsequent to latest interim period, the future conversion of the Series C convertible preferred stock was not reflected as a pro forma adjustment to the Company’s historical financial statements.

In presenting pro forma and pro forma as adjusted capitalization on page 63 and elsewhere in of Amendment No. 1, the Company believes that the inclusion of the subsequent Series C financing in the pro forma and pro forma as adjusted calculations is relevant to prospective investors and is thoroughly disclosed within the notes to the related calculations.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2018

Page Three

Exhibit Index, page II-4

4.

We note that you have submitted an application for confidential treatment relating to exhibits 10.12 through 10.18 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

Response: The Company respectfully acknowledges the Comment received from the Staff.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2018

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter or the Registration Statement to me at (415) 693-2177.

Sincerely,

Cooley LLP

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Martin Babler, Principia Biopharma Inc.

Chris Chai, Principia Biopharma Inc.

Roy Hardiman, Principia Biopharma Inc.

Amanda Coleman Busch, Cooley LLP

Shayne Kennedy, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM